                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               Amendment No. 2 to
                                 Schedule 13E-3
                        Rule 13E-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                                 SUNSOURCE L.P.
                                (Name of Issuer)

                                 SunSource L.P.
                              SDI Partners I, L.P.
                                Lehman/SDI, Inc.
                    Lehman Brothers Capital Partners I, L.P.
                                 LB I Group Inc.
                               Lehman Ltd. I Inc.
                               Norman V. Edmonson
                               Donald T. Marshall
                                John P. McDonnell
                      (Name of Person(s) Filing Statement)

     CLASS A LIMITED PARTNERSHIP INTERESTS AND DEPOSITARY RECEIPTS THEREFOR
                         (Title of Class of Securities)

                                   867942-10-4
                      (CUSIP Number of Class of Securities)

     CLASS B LIMITED PARTNERSHIP INTERESTS AND DEPOSITARY RECEIPTS THEREFOR
                         (Title of Class of Securities)

                                   867942-20-3
                      (CUSIP Number of Class of Securities)

                                Joseph M. Corvino
                                 SunSource L.P.
                              2600 One Logan Square
                             Philadelphia, PA 19103
                                 (215) 665-3650

                                   Copies to:

  Donald A. Scott, Esquire                     George R. Krouse, Esquire
 Morgan, Lewis & Bockius LLP                   Simpson Thacher & Bartlett
  2000 One Logan Square                           425 Lexington Avenue
  Philadelphia, PA  19103                         New York, NY  10017
         (215) 963-5206                              (212) 455-2000


 (Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices
            and Communications on Behalf of Person Filing Statement)

                                INTRODUCTORY NOTE


                  This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") relates to a proposed merger pursuant to which SunSource L.P. will be converted to corporate form and holders of limited partnership interests will receive cash and shares of Trust Preferred Securities or shares of Common Stock (the "Transaction"). The Transaction is described in the Preliminary Proxy Statement, a copy of which is attached as Exhibit 17(d)(1) (the "Preliminary Proxy Statement").


                  The information contained in the Preliminary Proxy Statement is incorporated by reference in answer to the items of this Schedule 13E-3, and the Cross Reference Sheet set forth below shows the location in the Preliminary Proxy Statement of the information required to be included in response to the items of this Schedule 13E-3. The information contained in the Preliminary Proxy Statement, including the exhibits thereto, is hereby expressly incorporated by reference, and the responses to each item herein are qualified in their entirety by the provisions of the Preliminary Proxy Statement and the exhibits thereto.

                  References to "Senior Management" are to Messrs. Edmonson, Marshall and McDonnell.

                  References to the "Lehman Entities" are to (i) Lehman Brothers Capital Partners I, L.P., a Delaware limited partnership ("LBCP"), (ii) LB I Group Inc., a Delaware corporation ("LB I"), (iii) Lehman Ltd. I Inc., a Delaware corporation ("Lehman Ltd.") and (iv) Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings").

                              CROSS REFERENCE SHEET
                    (Pursuant to General Instructions D and F
                               to Schedule 13E-3)

     Item in                                         Location in
Schedule 13E-3                               Preliminary Proxy Statement
--------------                               ---------------------------

Item  1 (a)                         SUMMARY  -  The Partnership, the Corporation and the Trust.

         (b) - (d)                  Cover Page; MARKET PRICES AND DISTRIBUTIONS.

         (e) - (f)                  Not applicable.

Item 2 (a) - (d)                    MANAGEMENT.

         (e) - (f)                  None.

         (g)                        See item 2(g).

Item 3 (a)                          Not applicable.

        (b)                         SPECIAL FACTORS - Background of the Conversion; SPECIAL
                                    FACTORS - Determinations of the Special Committee.

Item 4 (a) - (b)                    SUMMARY - Overview of the Conversion; SUMMARY - Structure of
                                    the Conversion;  SPECIAL FACTORS - Terms of the Conversion.

Item 5 (a) - (c)                    Not applicable.

        (d)                         MARKET PRICES AND DISTRIBUTIONS.

        (e) - (g)                   Not applicable.

Item 6 (a)                          SPECIAL FACTORS - Source and Amount of Funds.

        (b)                         SPECIAL FACTORS - Fees and Expenses.

        (c)                         SPECIAL FACTORS - Source and Amount of Funds.

        (d)                         Not applicable.

Item 7 (a) - (c)                    SUMMARY - Reasons to Convert to Corporate Form; SUMMARY -
                                    Alternatives to the Conversion; SPECIAL FACTORS - Background of
                                    the Conversion; SPECIAL FACTORS - Alternatives to the Conversion;
                                    SPECIAL FACTORS - Reasons to Convert to Corporate Form.

                                       -3-





        (d)                         SUMMARY - Structure of the Conversion; SPECIAL FACTORS -
                                    Terms of the Conversion; CERTAIN FEDERAL INCOME TAX
                                    CONSEQUENCES.

Item 8 (a) - (b)                    SUMMARY - Special Committee; SUMMARY - Recommendation of
                                    General Partner and Fairness Determination; SPECIAL FACTORS -
                                    Background of the Conversion; SPECIAL FACTORS - Reasons to
                                    Convert to Corporate Form; SPECIAL FACTORS - Determinations of
                                    the Special Committee; SPECIAL FACTORS - Opinion of  Smith
                                    Barney; SPECIAL FACTORS - Recommendation of the General Partner
                                    and Fairness Determination.

        (c)                         SUMMARY - Conditions to the Conversion; VOTING AND PROXY
                                    INFORMATION - Vote Required; Quorum.

        (d)                         SUMMARY - Risk Factors; RISK FACTORS, CONFLICTS OF
                                    INTEREST AND OTHER IMPORTANT CONSIDERATIONS.

        (e)                         SPECIAL FACTORS - Background of the Conversion.

        (f)                         Not applicable.

Item 9 (a) - (c)                    SUMMARY - Special Committee; SUMMARY - Recommendation of
                                    General Partner and Fairness Determination; SPECIAL FACTORS -
                                    Background of the Conversion; SPECIAL FACTORS - Determinations
                                    of the Special Committee; SPECIAL FACTORS - Opinion of  Smith
                                    Barney; SPECIAL FACTORS - Recommendation of the General Partner
                                    and Fairness Determination; EXHIBIT C - Smith Barney Fairness
                                    Opinion.

Item 10 (a)                         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                    AND MANAGEMENT.

          (b)                       None.

Item 11                             None.

Item 12 (a)                         SUMMARY - Voting at the Special Meeting; VOTING AND PROXY
                                    INFORMATION - Vote Required; Quorum.

          (b) SUMMARY - Recommendation of General Partner and Fairness Determination; SPECIAL FACTORS
                                    - Recommendation of the General Partner and
                                    Fairness Determination.

Item 13 (a)                         SUMMARY - No Appraisal Rights; VOTING
                                    AND PROXY INFORMATION - No Appraisal Rights.

                                       -4-





        (b) - (c)                   Not applicable.

Item 14 (a) - (b)                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE;
                                    SUMMARY - Summary Financial Information of the Partnership and
                                    Summary Unaudited Pro Forma Financial Information of the
                                    Corporation; SELECTED HISTORICAL FINANCIAL
                                    INFORMATION; FINANCIAL STATEMENTS.

Item 15 (a) - (b)                   VOTING AND PROXY INFORMATION - Solicitation of Proxies.

Item 16                             Preliminary Proxy Statement.


Item 17 (a)                         Financing Commitments.

        (b)       (1)               Smith Barney Fairness Opinion (Exhibit C to Preliminary Proxy
                                    Statement.)
                  (2)               Presentation of Smith Barney to the Special Committee dated December
                                    10, 1996.
                  (3)               Presentation of Smith Barney to the Special Committee dated June
                                    19, 1997.


          (c)                       Not applicable.


          (d)     (1)               Preliminary Proxy Statement.
                  (2)               Selected Questions and Answers Booklet.


          (e)                       Not applicable.

          (f)                       Not applicable.


          (g)     (1)               July 1996 Projection.
                  (2)               November 1996 Adjustment.
                  (3)               April 1997 Projection.
                  (4)               Refinancing Projection.
                  (5)               Proxy Statement of Holdings dated February 14, 1997 (which has been previously filed by Holdings with the Securities and Exchange
                                    Commission).


Item 1.  Issuer and Class of Security Subject to the Transaction

        (a) The information under the heading "SUMMARY - The Partnership, the Corporation and the Trust" in the Preliminary Proxy Statement is incorporated herein by reference.

        (b) - (d) The information on the Cover Page and under the heading "MARKET PRICES AND DISTRIBUTIONS" in the Preliminary Proxy Statement is incorporated herein by reference.

        (e) - (f) Not applicable.

Item 2.  Identity and Background

                           SunSource L.P. is the issuer of the securities which
are the subject of the Rule 13E-3 transactions. Information with respect to SDI Partners I, L.P. and Lehman/SDI, Inc. is set forth under the heading "SUMMARY - The Partnership, the Corporation and the Trust" and is incorporated herein by reference. The answer to Items 2(e) and (f) for these entities is "None."

                           LBCP, a Delaware limited partnership and Lehman Ltd.,
a Delaware corporation, together own approximately 27.2% of the outstanding B Interests in SunSource L.P. LB I, a Delaware corporation, is the general partner of LBCP. All of the outstanding capital stock of LB I, Lehman Ltd. and Lehman/SDI is owned, directly or indirectly, by Holdings. The principal businesses of the Lehman Entities are investment banking and related businesses. The principal executive offices of the Lehman Entities are located at 3 World Financial Center, New York, New York 10285. The answer to Items 2(e) and (f) for the Lehman Entities is "None."

                           With respect to the executive officers and directors
of Lehman/SDI, Inc. (which includes Senior Management):

         (a) - (d)         The information under the heading "MANAGEMENT," in
the Preliminary Proxy Statement is incorporated herein by reference.

         (e) - (f)         None.

         (g) All of the executive officers and directors of Lehman/SDI, Inc. are U.S. citizens.

                           With respect to each of the executive officers and
directors of the Lehman Entities:

        (a) - (d)          The following individuals are the directors and
executive officers of the Lehman Entities:

                           LB I: Paul Abbott (director and executive officer), Eliot Fried (director and executive officer), Allan Kaplan (director and executive officer), Dave Goldfarb (director), Alan Washkowitz (executive officer) and Joseph M. Corvino (executive officer). Information with respect to Mr. Corvino, who is an executive officer of SunSource, is set forth under the heading "Management" in the Preliminary Proxy Statement and incorporated herein by reference.

                           Lehman Ltd.: Eliot Fried (sole director and executive officer) and Joseph M. Corvino (executive officer).

                           Holdings: Michael L. Ainsle (director), John F. Akers (director), Roger S. Berlind (director), Thomas H. Cruikshank (director), Richard S. Fuld, Jr. (Chairman and Chief Executive Officer), Katsumi Funaki (director), Henry Kaufman (director), Hideichiro Kobayashi (director), John D. Macomber (director), Dina Merrill (director), Jeremiah M. Callaghan (Chief of Operations and Technology), John L. Cecil (Chief Administrative Officer), Charles B. Hintz (Chief Financial Officer) and Thomas A. Russo (Chief Legal Officer). Information with respect to each such individual (other than Mr. Kobayashi) is set forth in Holdings' Proxy Statement dated February 14, 1997, which has been filed with the Securities and Exchange Commission and such biographical information is incorporated herein by reference. Mr. Kobayashi is General

        Manager, International Finance Department of Nippon Life Insurance Company and has been affiliated with Nippon Life Insurance Company since 1967. Mr. Kobayashi's business address is Nippon Life Insurance Company, 1251 Avenue of the Americas, New York, NY 10020.

                           Unless otherwise noted above, each such individual's principal occupation during the last five years was employee of Lehman Brothers Inc. and business address is the principal executive office of the Lehman Entities.

        (e) - (f)          None.

        (g) All of the directors and executive officers of the\ Lehman Entities are U.S. citizens, except Messrs. Funaki and Kobayashi who are Japanese nationals.

Item 3.  Past Contacts, Transactions or Negotiations

        (a)                Not applicable.

        (b) The information under the headings "SPECIAL FACTORS - Background of the Conversion" and "SPECIAL FACTORS--Determinations of the Special Committee" in the Preliminary Proxy Statement is incorporated herein by reference.

Item 4.  Terms of the Transaction

        (a) - (b) The information under the headings "SUMMARY - Overview of the Conversion," "SUMMARY - Structure of the Conversion" and "SPECIAL FACTORS - Terms of the Conversion" in the Preliminary Proxy Statement is incorporated herein by reference.

Item 5.  Plans or Proposals of the Issuer or Affiliate

        (a) - (c)          Not applicable.

        (d) The information under the heading "MARKET PRICES AND DISTRIBUTIONS" in the Preliminary Proxy Statement is incorporated herein by reference.

        (e) - (g)          Not applicable.

Item 6. Source and Amounts of Funds or Other Consideration

        (a) The information under the heading "SPECIAL FACTORS - Source and Amount of Funds" in the Preliminary Proxy Statement is incorporated herein by reference.

        (b) The information under the heading "SPECIAL FACTORS - Fees and Expenses" in the Preliminary Proxy Statement is incorporated herein by reference.

        (c) The information under the heading "SPECIAL FACTORS - Source and Amount of Funds" in the Preliminary Proxy Statement is incorporated herein by reference.

        (d)                Not applicable.

Item 7.  Purpose(s), Alternatives, Reasons and Effects

        (a) - (c) The information under the headings "SUMMARY - Reasons to Convert to Corporate Form," "SUMMARY - Alternatives to the Conversion," "SPECIAL FACTORS - Background of the Conversion," "SPECIAL FACTORS - Alternatives to the Conversion" and "SPECIAL FACTORS - Reasons to Convert to Corporate Form" in the Preliminary Proxy Statement is incorporated herein by reference.

        (d) The information under the headings "SUMMARY - Structure of the Conversion," "SPECIAL FACTORS - Terms of the Conversion" and "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" in the Preliminary Proxy Statement is incorporated herein by reference.

Item 8.  Fairness of the Transaction

        (a) - (b) The information under the headings "SUMMARY - Special Committee," "SUMMARY - Recommendation of General Partner and Fairness Determination," "SPECIAL FACTORS - Background of the Conversion," "SPECIAL FACTORS - Reasons to Convert to Corporate Form," "SPECIAL FACTORS - Determinations of Special Committee," "SPECIAL FACTORS Opinion of Smith Barney" and "SPECIAL FACTORS - Recommendation of the General Partner and Fairness Determination" in the Preliminary Proxy Statement is incorporated herein by reference.


                  Each filing person reasonably believes that the Rule 13e-3 transaction is fair to unaffiliated securityholders for the reasons set forth under the headings "SUMMARY - Special Committee," "SUMMARY - Recommendation of General Partner and Fairness Determination," "SPECIAL FACTORS - Background of the Conversion," "SPECIAL FACTORS - Reasons to Convert to Corporate Form," "SPECIAL FACTORS - Determinations of Special Committee," "SPECIAL FACTORS - Opinion of Smith Barney" and "SPECIAL FACTORS Recommendation of the General Partner and Fairness Determination" in the Preliminary Proxy Statement.


        (c) The information under the headings "SUMMARY - Conditions to the Conversion" and "VOTING AND PROXY INFORMATION - Vote Required; Quorum" in the Preliminary Proxy Statement is incorporated herein by reference.

        (d) The information under the headings "SUMMARY - Risk Factors" and "RISK FACTORS, CONFLICTS OF INTEREST AND OTHER IMPORTANT CONSIDERATIONS - in the Preliminary Proxy Statement is incorporated herein by reference.

        (e) The information under the heading "SPECIAL FACTORS - Background of the Conversion" in the Preliminary Proxy Statement is incorporated herein by reference.

        (f)                Not applicable.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations

        (a) - (c) The information under the headings "SUMMARY - Special Committee," "SUMMARY - Recommendation of General Partner and Fairness Determination," "SPECIAL FACTORS - Background of the Conversion," "SPECIAL

FACTORS - Determinations of the Special Committee, "SPECIAL FACTORS - Opinion of Smith Barney" and "SPECIAL FACTORS Recommendation of the General Partner and Fairness Determination" and the information in EXHIBIT C - Smith Barney Fairness Opinion in the Preliminary Proxy Statement is incorporated herein by reference.

Item 10.  Interest in Securities of the Issuer

        (a) The information under the heading "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the Preliminary Proxy Statement is incorporated herein by reference.

         (b)               None.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities

                           None.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction

        (a) The information under the headings "SUMMARY - Voting at the Special Meeting" and "VOTING AND PROXY INFORMATION - Vote Required; Quorum" in the Preliminary Proxy Statement is incorporated herein by reference.

        (b) The information under the headings "SUMMARY - Recommendation of General Partner and Fairness Determination" and "SPECIAL FACTORS - Recommendation of the General Partner and Fairness Determination" in the Preliminary Proxy Statement is incorporated herein by reference.


                  SunSource L.P., SDI Partners I, L.P., Lehman/SDI, Inc., Norman
V. Edmonson, Donald T. Marshall and John P. McDonnell recommend the 13E-3 transaction for the reasons set forth under the headings "SUMMARY - Recommendation of General Partner and Fairness Determination" and "SPECIAL FACTORS - Recommendation of the General Partner and Fairness Determination" in the Preliminary Proxy Statement. Lehman Brothers Capital Partners I, L.P., LB I Group Inc. and Lehman Ltd. I Inc. recommend the 13E-3 transaction based on the recommendation of the General Partner for the reasons set forth under the headings "SUMMARY - Recommendation of the General Partner and Fairness Determination" and "SPECIAL FACTORS - Recommendation of the General Partner and Fairness Determination."


Item 13.  Other Provisions of the Transaction

        (a) The information under the headings "SUMMARY - No Appraisal Rights" and "VOTING AND PROXY INFORMATION - No Appraisal Rights" in the Preliminary Proxy Statement is incorporated herein by reference.

        (b) - (c)          Not applicable.

Item 14.  Financial Information

        (a) - (b) The information under the headings "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "SUMMARY - Summary Financial Information of the Partnership and Summary Unaudited Pro Forma Financial Information of the Corporation," " SELECTED HISTORICAL FINANCIAL INFORMATION" and FINANCIAL STATEMENTS in the Preliminary Proxy Statement is incorporated herein by reference.

Item 15.  Persons and Assets Employed, Retained or Utilized

        (a) - (b) The information under the heading "VOTING AND PROXY INFORMATION Solicitation of Proxies" is incorporated herein by reference.

Item 16.  Additional Information

        The information included in the Preliminary Proxy Statement is incorporated herein by reference.

Item 17.  Material to be Filed as Exhibits

        (a)                Financing Commitments.


        (b)   (1)          Smith Barney Fairness Opinion, filed as Exhibit C to
                           the Preliminary Proxy Statement, is incorporated herein by reference.
              (2)          Presentation of Smith Barney to the Special Committee
                           dated December 10, 1996.
              (3)          Presentation of Smith Barney to the Special Committee
                           dated June 19, 1997.


        (c)                Not applicable.


        (d)   (1)          Preliminary Proxy Statement is incorporated herein by
                           reference.
              (2)          Selected Questions and Answers Booklet is
                           incorporated herein by reference to Exhibit 99.2 of the Registration Statement on Form S-4 of SunSource
                           Inc. and SunSource Capital Trust (File No.
                           333-19077).


        (e)                Not applicable.

        (f)                Not applicable.


        (g)   (1)          July 1996 Projection.
              (2)          November 1996 Adjustment.
              (3)          April 1997 Projection.
              (4)          Refinancing Projection.
              (5)          Proxy Statement of Holdings dated February 14, 1997
                           (which has been previously filed by Holdings with the Securities and Exchange Commission).

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        July 25, 1997


                                        SUNSOURCE L.P.

                                        By SDI Partners I, L.P.
                                        Its General Partner
                                        By Lehman/SDI, Inc.
                                        Its General Partner


                                        By /s/ Joseph M. Corvino
                                          --------------------------------
                                        Joseph M. Corvino
                                        Vice President - Finance

                                        SDI PARTNERS I, L.P.
                                        By Lehman/SDI, Inc.
                                        Its General Partner


                                        By /s/ Joseph M. Corvino
                                          --------------------------------
                                        Joseph M. Corvino
                                        Vice President - Finance

                                        LEHMAN/SDI, INC.


                                        By /s/ Joseph M. Corvino
                                          --------------------------------
                                        Joseph M. Corvino
                                        Vice President - Finance

                                        LEHMAN BROTHERS CAPITAL PARTNERS I, L.P.
                                        By LB I GROUP INC.
                                        Its General Partner


                                        By /s/ Joseph M. Corvino
                                          --------------------------------
                                        Joseph M. Corvino

                                        LB I GROUP INC.


                                        By /s/ Joseph M. Corvino
                                          --------------------------------
                                        Joseph M. Corvino

                                        LEHMAN LTD. I INC.


                                        By /s/ Joseph M. Corvino
                                          --------------------------------
                                        Joseph M. Corvino

                                        /s/ Norman V. Edmonson
                                        --------------------------------
                                        Norman V. Edmonson

                                        /s/ Donald T. Marshall
                                        --------------------------------
                                        Donald T. Marshall

                                        /s/ John P. McDonnell
                                        --------------------------------
                                        John P. McDonnell

                                  EXHIBIT INDEX



Exhibit
Number                     Description

  17(a)                    Financing Commitments.


  17(b)       (1)          Smith Barney Fairness Opinion, filed as Exhibit C to
                           the Preliminary Proxy Statement, is incorporated herein by reference.
              (2)          Presentation of Smith Barney to the Special Committee
                           dated December 10, 1996.
              (3)          Presentation of Smith Barney to the Special Committee
                           dated June 19, 1997.


  17(c)                    Not applicable.


  17(d)       (1)          Preliminary Proxy Statement is incorporated herein by
                           reference.
              (2)          Selected Questions and Answers Booklet is
                           incorporated herein by reference to Exhibit 99.2 of the Registration Statement on Form S-4 of SunSource
                           Inc. and SunSource Capital Trust (File No.
                           333-19077).


  17(e)                    Not applicable.

  17(f)                    Not applicable.


  17(g)       (1)          July 1996 Projection.
              (2)          November 1996 Adjustment.
              (3)          April 1997 Projection.
              (4)          Refinancing Projection.
              (5)          Proxy Statement of Holdings dated February 14, 1997
                           (which has been previously filed by Holdings with the Securities and Exchange Commission).